Exhibit 4.1

PROMISSORY NOTE

Face Amount: $124,000.00	As of April 10, 2023

FOR VALUE RECEIVED, the undersigned, NETBRANDS CORP., a Delaware corporation, or its permitted assigns (the “Maker”), hereby promises to pay to the order of PAUL ADLER, a New York resident, or his permitted assigns (the “Holder”), the principal sum of One Hundred Twenty Four Thousand and 00/100 Dollars ($124,000.00) (the “Principal”), together with interest thereon from the date hereof until paid at the rate of 14.9% per annum (“Interest”), payable as set forth below in this promissory note (this “Note”). Interest shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable at the Maturity Date (as defined below). The payment of the Principal and Interest shall be made in currency of the United States of America, which at the time of payment shall be legal tender therein for the payment of public and private debts.

This Note shall be subject to the following additional terms and conditions:

1.	Payment. Principal and Interest due on this Note is payable no later than July 9, 2023 (90 days from the date of issuance of this Note) (the “Maturity Date”); provided, however, that the parties hereto may mutually agree to extend the Maturity Date. In the event that any payment to be made hereunder shall be or become due on Saturday, Sunday or any other day which is a legal bank holiday under the laws of the United States of America, such payment shall be or become due on the next succeeding business day and Interest shall accrue during such extension of time. Any amounts of Principal and Interest due under this Note may be repaid in cash or shares of the Maker’s common stock, at the Holder’s sole discretion. If repaid in shares of the Maker’s common stock, the number of shares to be issued will be calculated using the closing sale price of the Maker’s common stock on the payment date on the principal market on which it is then traded. Any amount of Principal or Interest which is not paid when due shall bear interest at the rate of 17.9% per annum from the due date thereof until the same is paid (“Default Interest”).

2.	Prepayment. The Maker and the Holder understand and agree that the Principal and any Interest thereon may be prepaid at any time without penalty.

3.	No Waiver. No failure or delay by the Holder in exercising any right, power or privilege under this Note shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. No course of dealing between the Maker and the Holder shall operate as a waiver of any rights by the Maker.

4.	Place of Payment. All payments by the Maker of Principal and Interest due hereunder shall be made at such place as the Holder may from time to time designate in writing.

5.	Manner of Payment. All payments by the Maker of Principal and Interest due hereunder shall be by personal check or wire transfer of immediately available funds pursuant to wire instruction provided by the Holder.

6.	Event of Default. Failure to make any payments when due hereunder shall constitute an event of default (“Event of Default”). Upon occurrence and continuation of an Event of Default, Holder shall be entitled to all legal remedies available to it to pursue collections, and Maker shall bear all reasonable costs of collection, including but not limited to necessary attorney’s fees.

7.	Successors and Assigns. The provisions hereof shall be binding upon and shall insure to the benefit of Maker and Holder and their respective successors and assigns. The Maker may assign or transfer any portion of this Note, or its rights hereunder, without the prior written consent of the Holder.

8.	Waiver of Demand and Presentment. Maker, and all other makers, sureties, guarantors, and endorsers, hereby waive demand, presentment, notice of dishonor and protest, in connection with the delivery, acceptance, performance or enforcement of this Note. This Note shall be the joint and several obligation of Maker and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

9.	Severability. In the event that one or more of the provisions of this Note shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If it shall be found that any Interest, Default Interest, or other amount due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

10.	Governing Law; Jurisdiction; Jury Trial. This Note and the rights and obligations of the Maker and Holder shall be governed by and construed in accordance with the laws of the State of New York, and shall be governed and construed in accordance with the laws of said state without giving effect to principles of conflicts of law. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Maker has signed this Note this 10th day of April, 2023.

MAKER:

NETBRANDS CORP.

By:	/s/ Paul Adler
Name:	Paul Adler
Title:	Chief Executive Officer

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